    As filed with the Securities and Exchange Commission on February 6, 2001
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                 (RULE 14d-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                -----------------

                                   UPROAR INC.
                       (Name Of Subject Company (Issuer))

                        FLIPSIDE ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                                 FLIPSIDE, INC.
                      (Names Of Filing Persons (Offerors))

                                -----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title Of Class Of Securities)

                                    916706104
                      (Cusip Number Of Class Of Securities)

                                -----------------

                                 SCOTT TOLLEFSEN
                                    SECRETARY
                                 FLIPSIDE, INC.
                              19840 PIONEER AVENUE
                           TORRANCE, CALIFORNIA 90503
                                 (310) 793-0600

           (Name, Address And Telephone Number Of Person Authorized To Receive Notice And Communications On Behalf Of Filing Persons)

                                -----------------

                                   COPIES TO:
                                 PAUL D. TOSETTI
                                LATHAM & WATKINS
                        633 WEST FIFTH STREET, SUITE 4000
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 485-1234

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
        TRANSACTION VALUATION                     AMOUNT OF FILING FEE
            Not Applicable                            Not Applicable
--------------------------------------------------------------------------------


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filings.

--------------------------------------------------------------------------------

Amount Previously Paid:                    Filing Party:
                       ----------------                 -------------------
Form or Registration No.:                  Date Filed:
                        ---------------               ---------------------
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[X]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]     third-party tender offer subject to Rule 14d-1.
[ ]     issuer tender offer subject to Rule 13e-4.
[ ]     going-private transaction to Rule 13a-3.
[ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

                VIVENDI UNIVERSAL PUBLISHING'S FLIPSIDE, INC. TO
                               ACQUIRE UPROAR INC.

        DEAL TO MAKE THE FLIPSIDE NETWORK THE WORLDWIDE LEADER IN ONLINE
                                      GAMES


BERKELEY, CA AND NEW YORK, NY -- FEBRUARY 5, 2001 - Flipside, Inc., a subsidiary of Vivendi Universal Publishing, itself a division of Vivendi Universal (NYSE:
V; EURONEXT PARIS SA 12 777), and Uproar Inc. (Nasdaq: UPRO; EASDAQ:
UPRO/UPROrs), a leading interactive entertainment company, announced today that the companies have entered into a definitive merger agreement pursuant to which Flipside will acquire all of the outstanding stock of Uproar for $3 per share, or a total consideration of approximately $140 million. The transaction will make the combined entity the leader in online games and an overall leader in entertainment on the Internet. The transaction has been approved by the boards of both companies.

Under the terms of the definitive agreement, Flipside, Inc. will commence a cash tender offer on or before February 20, 2001 for all outstanding common stock of Uproar at a price of $3 per share. There is no financing condition in the agreement. The tender offer is expected to close by March 31, 2001.

"This acquisition is consistent with Vivendi Universal's overall strategy, as it gives us a worldwide leadership position in a key content category," said Agnes Touraine, CEO of Vivendi Universal Publishing. "Current market conditions have made it possible for us to make this strategic acquisition and with the combined company, create immediate value for the shareholders of both Vivendi Universal and Uproar." The total consideration of approximately $140 million covers $80 million in cash on Uproar's balance sheet and an enterprise value of $60 million. This enterprise value represents 1.2 times Uproar's pro-forma 2000 revenue (pro-forma revenue includes full-year revenues of all companies acquired by Uproar in 2000). "Available synergies with Flipside, Inc. make this acquisition attractive for Vivendi Universal," Touraine continued. In parallel, the $3 per share consideration represents a significant premium over Uproar's recent trading levels.

The merged company is expected to deliver $70 million in revenues in 2001. It will also deliver more than $30 million of operating expense synergies in 2001. Increased scale will provide the Flipside Network with strong advantages for advertisers. Based on Media Metrix December 2000 data, the combined entity would have been the 9th largest property on the Internet in December, in terms of duration, with 10 million hours. It would have ranked 16th in terms of traffic, with an unduplicated unique user audience of 14.7 million in the U.S. The combined entity will be a pan-European Internet leader and the leading games site in the UK and France. The advertising reach of the combined entity will increase to over 1 billion advertising impressions per month.

"One of the key merits of this deal is that the combination will put the Flipside Network, which will include uproar.com, iwin.com, amused.com, flipside.com and virtualvegas.com, above critical mass," stated Touraine. "I expect the combined entity to be profitable by the end of the year."

"This union is a great move for Uproar, at a time where scale and profitability are two absolute requirements," stated Kenneth Cron, Chairman and CEO of Uproar Inc. "For over four years, Uproar has given users compelling and entertaining online content, while at the same time providing them the chance to win cash and prizes. This union with Flipside will significantly enhance user experience. The Flipside Network will offer some of the best known titles in entertainment today, including Family Feud, To Tell the Truth, eXtremelotto(TM), You Don't Know Jack(R), Wordox(TM), the Hoyle(R) suite of card games, and Name That Tune."

"Being part of Vivendi Universal also presents tremendous opportunity to advertisers, who will be able to easily reach an enormous audience through our suite of advertising products," continued Cron. "The opportunity to take advantage of the extensive potential for cross-platform promotional possibilities that Vivendi Universal brings to the table will be very attractive. I am personally excited to join Vivendi Universal and I see this transaction as a major step forward in building a global leader in the online entertainment space."

Kenneth Cron will join Vivendi Universal Publishing as CEO of Flipside, Inc. Flipside President and COO Emmanuel Schalit will continue in his current role. The combined company will be headquartered in New York City.

The closing of the tender offer will be conditioned upon (i) at least a majority of Uproar's fully diluted shares being tendered and not withdrawn prior to the expiration of the tender offer; (ii) expiration or termination of the appropriate waiting period under the Hart-Scott-Rodino Act; and (iii) other customary closing conditions.

Subsequent to the consummation of the tender offer, Flipside, Inc. will acquire the remaining shares of Uproar's outstanding common stock through a merger of a wholly-owned subsidiary of Flipside, Inc. with and into Uproar. Upon the closing of the merger, each then outstanding share of Uproar's common stock will be converted into the right to receive $3 per share in cash.

Goldman Sachs & Co. is acting as financial advisor to Flipside, Inc. in connection with the acquisition. Salomon Smith Barney Inc. is acting as financial advisor to Uproar.

ABOUT VIVENDI UNIVERSAL PUBLISHING

Vivendi Universal Publishing is a world leader in mass-market multimedia communications. A leading publisher of online and PC and Console-based interactive content, the Company's portfolio of entertainment software brands includes Blizzard Entertainment, Flipside.com, Sierra and Universal Interactive Studios. Interactive entertainment is one of parent company Vivendi Universal's key content areas, along with Movies, Music and other Publishing activities. Vivendi Universal aims to be the world's preferred creator and provider of personalized information, entertainment and services to consumers everywhere, at any time and across all distribution platforms and devices.

ABOUT FLIPSIDE, INC.

Flipside, Inc., a subsidiary of Vivendi Universal Publishing and VivendiNet, is headquartered in Berkeley, CA, with offices in Frankfurt, London and Paris. Flipside, Inc. is a leading worldwide interactive entertainment destination. Its various web locations provide popular games for every gaming category and skill level. Players can also earn Flips and redeem them for prizes in 25 e-commerce categories. Nearly six percent of all web users, nearly six million people, stopped by Flipside.com during the week of January 21-27. Each user spent an average of more than an hour and a half playing games and winning prizes.

ABOUT UPROAR INC.

Uproar Inc. is a leading interactive entertainment company. It operates a family of advertising-supported interactive entertainment sites, which make up the backbone of the Uproar Network, an extensive entertainment-based Internet advertising platform. Uproar Inc. sites include: uproar.com, a leading online entertainment destination offering games and game shows; iwin.com, a leading games-for-prizes and Internet lottery site; and amused.com, a site featuring humor and entertainment. With nearly 12 million unique users per month, the Uproar Network ranks among the Top-20 Web properties on the Internet. Headquartered in New York with offices in Los Angeles, San Francisco, London, Tel Aviv and Budapest, Uproar Inc. is publicly traded on the Nasdaq National Market system under the ticker symbol UPRO and on the European Association of Securities Dealers' Automated Quotation system (EASDAQ) under the ticker symbols UPRO and UPROrs.

Investors and security holders may obtain a free copy of documents filed by Vivendi Universal and its predecessor, Vivendi, with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Investors and security holders may obtain a free copy of documents filed by Uproar Inc. with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Uproar Inc.

                                      # # #

FOR INFORMATION CONTACT:

Andrea Sarkisian               Marie-Francoise Martinez     Lisa Gephardt
Vivendi Universal Publishing   Vivendi Universal Publishing Uproar Inc.
310-793-0600  x1115            33-1-53-53-38-20             212-209-4698
andrea.sarkisian@havasint.com  mfl.martinez@havas.fr        lgephardt@uproar.com